EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	09/29/11
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, CHCO 10 2011 Dividend
GRAPHIC	**chcologo.jpg**
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, News Release CHCO 10 2011 Dividend
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K & News Release

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
September 29, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12)
¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01   **Regulation FD Disclosure**

On September 29, 2011, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing a dividend of $0.34 per share payable to the Company's shareholders on October 31, 2011. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

The information in this Current Report shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subjected to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Section 9 - Financial Statements and Exhibits

Item 9.01   **Financial Statements and Exhibits.**

(c) Exhibits

          99.1   News Release issued September 29, 2011

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>September 29, 2011</u>   **City Holding Company**

By: /s/ David L. Bumgarner
     David L. Bumgarner
     Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
September 29, 2011

For Further Information Contact:
David Bumgarner, Senior Vice President & CFO
(304) 769-1169

City Holding Company Declares Quarterly Cash Dividend

Charleston, West Virginia – City Holding Company, (NASDAQ:CHCO), a $2.7 billion bank holding company headquartered in Charleston, has declared a quarterly dividend of $0.34 per share to be paid on October 31, 2011 to shareholders of record as of October 14, 2011.

About City Holding Company
City Holding Company is the parent company of City National Bank of West Virginia. In addition to the Bank's 68 branch locations across West Virginia, Eastern Kentucky and Southern Ohio, City National Bank operates CityInsurance Professionals, an insurance agency offering a full range of insurance products and services. For more information on City Holding Company and its subsidiaries, please visit www.cityholding.com.

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